Phone:	(212) 885-5372
Fax:	(917) 332-3762
Email:	rdistefano@blankrome.com

September 28, 2006

VIA EDGAR AND BY HAND

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Iconix Brand Group, Inc.
Response Letter Dated September 12, 2006
Amendment No. 1 to Registration Statement on Form S-4
Filed August 17, 2006
File No. 333-135496
Annual Report on Form 10-K for the Year Ended December 31, 2005
Filed March 21, 2006

Dear Mr. Owings:

On behalf of our client, Iconix Brand Group, Inc. (“Iconix” or the “Company”), we are forwarding this letter to provide the Company’s response to the Staff’s comment letter dated September 22, 2006 (“September 22 Comment Letter”) regarding the letter dated September 12, 2006 submitted on behalf of the Company in response to the Staff’s comment letter dated September 7, 2006 (“September 7 Comment Letter”) concerning Amendment No. 1 to the Registration Statement on Form S-4 (“Registration Statement”), filed by the Company on August 17, 2006, File No. 333-135496 (“Amendment No. 1”), and the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005, filed by the Company on March 21, 2006.

We are submitting this response to the Staff on behalf of the Company at the same time it is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been marked against Amendment No. 1 to show the cumulative changes made since the filing of Amendment No. 1. Kindly note the changes include modifications made in response to the September 7 Comment Letter and the September 22 Comment Letter, and include certain updating and other information. In connection therewith, Amendment No. 2 reflects both (i) the execution of a memorandum of understanding providing for settlement of certain Mossimo, Inc. shareholder litigation and (ii) additional details regarding the FMV Opinions’ analysis described in the Registration Statement, which has been added as part of such settlement. We are also delivering four courtesy copies of such marked Amendment No. 2 to you.

U.S. Securities and Exchange Commission

September 28, 2006

We have numbered the responses contained herein to correspond to the comments contained in the September 22 Comment Letter. In addition, we have, where appropriate, indicated in the margins of the courtesy hard copies of the marked Amendment No. 2 where in the document the responses to the September 22 Comment Letter are reflected.

Form S-4

Background and Reasons for the Merger, page 35

1.	We note your response to comment 1 in our letter dated September 7, 2006. Please expand further the background section discussing specifically the following:

•	Please identify the Iconix director who contacted Mr. Giannulli on October 9, 2005 and under what authority or in what capacity this director was acting;

•	Please describe the “business reasons” that resulted in Iconix not proceeding with the acquisition on November 9, 2005;

•	Please disclose how Mr. Giannulli learned in January 2006 that Iconix maintained an interest in acquiring you;

•
Please discuss how the purchase price for Modern Amusements and the benefits to management were determined and how the transfer of one-half of the merger consideration between Messrs. Giannulli and Lewis was negotiated and agreed upon.

RESPONSE: In response to the Staff’s comment, the Company has revised the registration statement to further expand the disclosure in the Background and Reasons for the Merger section.

With respect to the first point contained in the Staff’s comment, we have revised the disclosure to state that on October 9, 2005, Mr. William Sweedler, then a director and executive officer of the Company, contacted Mr. Mossimo Giannullli and Mr. Edwin Lewis, Mossimo’s Co-Chief Executive Officers, at the request of Mr. Neil Cole, the Company’s Chief Executive Officer.

U.S. Securities and Exchange Commission

September 28, 2006

With respect to the second point contained in the Staff’s comment, we have revised the disclosure to indicate that the “business reasons” behind the Company’s decision not to proceed with the acquisition of Mossimo in November 2005 were based principally on the uncertainty of the continuing relationship between Target and Mossimo had the acquisition taken place at that time.

With respect to the third point contained in the Staff’s comment, we have revised the disclosure to state that Mr. Giannulli learned that the Company maintained an interest in acquiring Mossimo in January 2006 after he received a telephone call from Mr. Cole. At Mr. Cole’s request, Mr. Riley, a director of Mossimo, returned Mr. Cole’s telephone call.

With respect to the fourth point contained in the Staff’s comment, we have revised the disclosure to state that the price for the sale of Modern Amusement was initially negotiated by Mr. Cole and Mr. Giannulli after Mr. Cole indicated that the Company would require that Mossimo divest Modern Amusement on terms acceptable to the Company because Modern Amusement did not fit the Company’s business model. Mr. Giannulli indicated that he was willing to acquire Modern Amusement and suggested a price. Mr. Cole indicated that a higher price would be necessary. Mr. Giannulli agreed to a higher price provided that a portion of the consideration be paid with a promissory note. Subsequent to the signing of the merger agreement, negotiations continued on an arms-length basis and Mr. Giannulli has agreed to pay approximately $3.3 million for Modern Amusement.

With respect to the fourth point contained in the Staff’s comment, we have been advised that there was not a negotiation about the terms of the potential transfer by Mr. Giannulli to Mr. Lewis. In the course of negotiating the merger agreement, Mr. Giannulli indicated that he wished the lock-up agreement to permit him to transfer stock received in the merger to Mr. Lewis because he wished to have the flexibility to recognize certain contributions of Mr. Lewis to Mossimo, although there is no agreement, express or implied, to do so. The extent, timing and terms of such a transfer, if any, have not yet been determined by Mr. Giannulli. We have revised the references to this potential transfer in the proxy statement/prospectus accordingly.

Form 10-K for the Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-7

2.
We note your response to comment 9 in our letter dated September 7, 2006. Since the error is a material misclassification in your statements of cash flows, please amend your Annual Report on Form 10-K for the fiscal year ended December 31, 2005 to correct the error. Where applicable, please ensure also that you describe the error in a restatement footnote and mark the appropriate columns “As restated” within your future Quarterly Reports on Form 10-Q.

U.S. Securities and Exchange Commission

September 28, 2006

RESPONSE: In response to the Staff’s comment, the Company filed on September 28, 2006 Amendment No. 1 to its Annual Report on Form 10-K/A (“10-K/A”) for the fiscal year ended December 31, 2005 to restate the Company’s Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2005, the eleven months ended December 31, 2004 and the year ended January 31, 2004. The Company advises that it will undertake to ensure that, where applicable, the noted columns will be marked “As restated”.

Note 2. Unzipped Apparel, LLC (“Unzipped”), page F-14

3.
We note your response to comment 10 in our letter dated September 7, 2006 and still do not believe you have demonstrated a basis for classifying the shortfall payments as an offset to cost of goods sold. The shortfall payments are not related to the costs of your distribution network but relate solely to a guarantee in a separate management agreement. Accordingly, please revise your filing to classify shortfall payments as a reduction of selling, general, and administrative expenses.

RESPONSE: In response to the Staff’s comment, the Company has reclassified the shortfall payments within its Statements of Operations included in the 10-K/A.

We would appreciate your prompt review of Amendment No. 2 and the comment responses so that the registration statement can be finalized and declared effective as soon as is possible. If you have any questions, please feel free to contact the undersigned at (212) 885-5372.

Very truly yours,

/s/ Richard DiStefano
Richard DiStefano

cc:	William Choi
Peggy Kim, Esq.
John Fieldsend, Esq.
Andrew Blume
Neil Cole
Deborah Stehr, Esq.
Warren Clamen
Andrew Tarshis, Esq.
Robert J. Mittman, Esq.
Ethan Seer, Esq.
Peter J. Tennyson, Esq.
William C. Manderson, Esq.